# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Daseke, Inc., CIK 0001642453
CUSIP: 23753F107
Title of class of securities: Series A Convertible Preferred Stock
Address of issuer's principal executive offices: 15455 Dallas Parkway, Suite 550, Addison, Texas (TX), 75001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-034970
Filed by CIK 0001007524

## Reporting persons
- Osterweis Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); member of a group; sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Osterweis Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); member of a group; sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John S. Osterweis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl P. Kaufman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Daseke, Inc.
Address of issuer's principal executive offices: 15455 Dallas Parkway, Suite 550 Addison, TX 75001

## Item 2. Person Filing
Name of person filing:
(i) Osterweis Capital Management, Inc.

(ii) Osterweis Capital Management, LLC

(iii) John S. Osterweis

(iv) Carl P. Kaufman
Address of principal business office or, if none, residence:
(i) One Maritime Plaza, Suite 800, San Francisco, CA 94111

(ii) One Maritime Plaza, Suite 800, San Francisco, CA 94111

(iii) One Maritime Plaza, Suite 800, San Francisco, CA 94111

(iv) One Maritime Plaza, Suite 800, San Francisco, CA 94111
Citizenship:
(i) CA Corporation

(ii) CA Limited Liability Company

(iii) U.S. Citizen

(iv) U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit C

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Osterweis Capital Management, Inc.: /s/ Catherine C. Halberstadt, Catherine C. Halberstadt, Co-President & Co-CEO (02/14/2025)
- Osterweis Capital Management, LLC: /s/ Catherine C. Halberstadt, Catherine C. Halberstadt, Co-President & Co-CEO (02/14/2025)
- John S. Osterweis: /s/ John S. Osterweis, John S. Osterweis (02/14/2025)
- Carl P. Kaufman: /s/ Carl P. Kaufman, Carl P. Kaufman (02/14/2025)